UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005
Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9
Attention: Vice-President & Corporate Secretary	Attention: Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/s/ Janice R. Fukakusa
Name:	Janice R. Fukakusa
Title:	Chief Financial Officer

Date:	March 15, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	First Quarter 2005 Report to Shareholders (which includes management’s discussion and analysis and consolidated financial statements (U.S. GAAP and Cdn. GAAP))
99.2	First Quarter 2005 Certificate of the Chief Executive Officer in the form required by Canadian Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings
99.3	First Quarter 2005 Certificate of the Chief Financial Officer in the form required by Canadian Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings